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09057982

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49104

SEC Mail Processing Section

FEB 2 0 2009

Washington, DC 111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FCG Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street
(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie B. Sherr — 973-635-7301 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

AB 3/12

OATH OR AFFIRMATION

I, Jamie B. Sherr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCG Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Notary Public

Cindy J. Marvin

Notary Public, State of New Jersey
My Comission Expires June 5, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

© 2001 ProFormWare/NCS 800-800-3204

FCG ADVISORS LLC

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2008

FCG ADVISORS, LLC
TABLE OF CONTENTS
December 31, 2008

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
FCG Advisors, LLC

We have audited the accompanying statement of financial condition of FCG Advisors, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCG Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 10, 2009

FCG Advisors LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	809,858
Receivable from clearing broker		193,967
Deposit with clearing broker		100,000
Securities owned, at market value		7,413
Fees and other receivables		43,596
Office equipment, net		30,488
Total assets	$	1,185,322

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	110,229
Payroll and related payables		62,730
Accrued expenses		17,291
Total liabilities		190,250
Members' Equity		995,072
Total liabilities and members' equity	$	1,185,322

The accompanying notes are an integral part of these financial statements.

FCG Advisors LLC

Statement of Operations

For the Year Ended December 31, 2008

Revenue		
Commissions	$	2,156,847
Investment advisory fees		1,659,547
Principal trading		1,178,119
Syndicate and underwriting		946,225
Other		475,585
Total income		6,416,323
Expenses		
Commissions		2,637,697
Compensation and benefits		2,530,313
Clearing broker and execution fees		382,683
Quote and related expenses		190,145
Other expenses		89,057
Occupancy and equipment costs		81,583
Regulatory fees		49,588
Professional fees		48,152
Communications		30,409
Errors		25,235
Total expenses		6,064,862
Net income		351,461

The accompanying notes are an integral part of these financial statements.

FCG Advisors LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

Members' equity at December 31, 2007	$	1,043,611
Net Income		351,461
Member Withdrawals		(400,000)
Members' equity at December 31, 2008	$	995,072

The accompanying notes are an integral part of these financial statements.

FCG Advisors LLC
Statement of Changes in Subordinated Borrowing
For the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2008		

The accompanying notes are an integral part of these financial statements.

FCG Advisors LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	351,461
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,284
Changes in assets and liabilities		
(Increase) decrease in assets:		
Receivable from clearing broker		(42,575)
Securities owned		7,434
Fees and other receivables		306,557
Increase (decrease) in liabilities:		
Commissions payable		(266,897)
Payroll and related payables		(67,302)
Accrued expenses		(5,686)
Net cash provided by operating activities		297,276
Cash flows from financing activities		
Member withdrawals		(400,000)
Cash flows from investing activities		
Purchase of office equipment		(27,735)
Net increase in cash and cash equivalents		(130,459)
Cash and cash equivalents beginning of year		940,317
Cash and cash equivalents end of year	$	809,858
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

FCG Advisors, L.L.C. (the "Company") is a broker-dealer located in Chatham, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with SEC. Its business is primarily comprised of agency commission transactions, riskless principal trading, underwriting and investment advisory services. The Company, like other broker dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Fee Revenues

Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Securities Owned and Securities Sold, not yet Purchased, at Market

Marketable securities owned and securities sold, not yet purchased consist of equity securities at market values. Unrealized gains and losses are reflected in the revenues.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over 5-7 years for furniture and fixtures and 5 years for computer and office equipment.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized, as earned, on a pro rata basis over the term of the contract.

2. Summary of Significant Accounting Policies. (Continues)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equipment

Details of equipment at December 31, 2008 are as follows:

Furniture and fixtures	$	51,008
Computer and office equipment		87,743
		138,751
		99,573
Less accumulated depreciation	$	30,488

Depreciation expense totaled $14,395 for the year ended December 31, 2008.

4. Deposit with clearing broker

The Company maintains a clearing agreement with National Financial Services LLC. Under the terms of the agreement the Company maintains a clearing deposit of $100,000.

5. Commitment

The Company is obligated under an office lease expiring in August, 2009. In addition to base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts.

Future minimum annual rental payments under this lease are approximately $86,000 for the year ended December 31, 2008.

Rent expense was $158,378 for the year ended December 31, 2008.

6. Retirement plan

The Company has a retirement plan ("the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code Limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2008, the Company's contribution was approximately $55,216.

7. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was $903,948 which was $803,948 in excess of its minimum requirement of $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.

FCG Advisors LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total members' equity	$	995,072
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		995,072
Deductions and/or charges:		
Non-allowable assets:		
Fees and other receivables		43,596
Office equipment, net		30,488
Total non-allowable assets		74,084
Net Capital before haircuts on securities positions		
Trading and investment securities:		
Money market fund		15,928
Firm investment account		1,112
Total haircuts		17,040
Net Capital	$	903,948
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable		110,229
Payroll and related payables		62,730
Accrued expenses		17,291
Total aggregate indebtedness	$	190,250
Percentage of aggregate indebtedness to Net Capital		21%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

FCG Advisors LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Schedule 1 (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $190,250)	$	12,683
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	803,948
Excess Net Capital at 1000%	$	884,923

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

FCG Advisors LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Members and Board of Directors of
FCG Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of FCG Advisors, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 10, 2009

Sarvelle & Company
Certified Public Accountants

END